

Mail Stop 7010

March 26, 2009

Ms. Kathleen Pepski
Hawkins, Inc.
3100 East Hennepin Avenue
Minneapolis, Minnesota 55413

> **RE: Hawkins, Inc**
> **Form 10-K for the fiscal year ended March 30, 2008**
> **Filed June 13, 2008**
> **File #0-7647**

Dear Ms. Pepski:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3689. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Andy Schoeffler, Staff Attorney, at (202) 551-3748 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant